Mail-Stop 4561

January 10, 2007

(Via facsimile and U.S. Mail)
Mr. Marc A. Stefanski
Chairman of the Board,
President and Chief Executive Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

Re: TFS Financial Corporation
    Registration Statement on Form S-1
    Filed December 13, 2006
    File Number 333-139295

Dear Mr. Stefanski:

        We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   The facing page of the registration statement should identify the issuer of all the securities issued, including the Participation Interests, and there should be a prospectus covering all securities issued. Please revise.

Summary

2.   Please revise the preamble to state that it summarizes "material," not "selected" information.

Our Officers, Directors and Employees Will Receive …., page 11

3.   Revise the disclosures to clarify the Company's intent with regard to the following matters: will the Company adopt stock-based benefit plans within 6 months, between six months and one-year or wait beyond one year; will the Company grant options and award shares greater than 4.9% and 1.96% if allowable under OTS regulations; and, what is the estimated annual compensation expense under the four plans, ESOP, 401(k), stock option and stock awards under current OTS regulations and also under the Company's intentions adjusted for waivers and changed regulations This clarification should be presented in the bold paragraph on page 13.

Our Issuance of Shares of Common Stock to the Charitable Foundation, page 16

4.   Revise the first paragraph to briefly describe the foundations organization structure, e.g., will it have a Board and executive officers and will those members also be employees of the Company? How will their compensation be determined?

5.   Noting the indication that an after-tax expense of between $29.1 and $35.8 million will result from donation to the foundation, revise to clarify the Company's ability to take charitable deductions to foundations (10% limit), and the estimated time to fully utilize any anticipated tax deduction based on historical income.

Risk Factors
The Contribution of Shares to the Charitable Foundation …., page 28

6.   Revise to also disclose the net income for the year ended September 30, 2006.

Our Contribution to the Charitable …, page 28

7.   Revise to disclose the estimated expense resulting from the donations as well as the after –tax expense to the Company. In addition, disclose the additional expense to the Company and the impact if the foundation is not granted tax-exempt status or the donations are not deductible for tax purposes.

Our Stock-Based Benefit Plans Will Increase Our Costs …, page 28

8.   Revise to disclose, in the first paragraph, the estimated annual or first year expense (or range of estimated expense) resulting from the plans described. Pages 53 and 54 indicate those costs would be $3.7 million (ESOP), $10.2 million (options), and $12.1 million (share award plan).

Other risk factors

9.   Revise to add another risk factor captioned, Estimated Benefits to Current Officers and Directors, or another similar title, and disclose therein the benefits accruing from the transaction to those individuals, e.g., stock based plans valued at $_____ (use of the mid-point or a range), employment agreements, severance plans, etc.

10.   Revise to add a risk factor captioned, Book Value Per Share Will Be Below $10.00 or another similar caption and disclose therein the pro forma book value per shares for the minimum and maximum offerings.

Business of Third Capital, Inc., page 79

11.   Revise the disclosures for the three entities described herein to state the net income for each for the year ended September 30, 2006. In addition, revise to indicate whether or not the Company intends to contribute any of the net proceeds to these entities, and, if so, state the amounts and purposes(s).

Delinquent Loans, page 92

12.   Either provide the "percentage of type" for loan delinquencies, or revise the introductory sentence.

Registration Requirements, page 165

13.   Revise to indicate section 12(g) instead of 12(b).

Pro Forma Data, page 45

14.   In the pro forma information table on page 48 we note the line item "Shares considered outstanding in calculating pro forma net income per share". Please revise to incorporate the following:
   • Explain how you calculated the number of shares considered outstanding; and
   • Modify the line item to state that the number of shares presented is also used to calculate historical net income per share.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to Amit Pande, Assistant Chief Accountant, at 202-551-3423. Please direct any other questions to Michael R. Clampitt at 202-551-3434, or to me at 202-551-3698.

Sincerely,

Mark Webb
Branch Chief
Financial Services Group

By fax: Ned Quint, Esq.
        Luse Gorman Pomerenk & Schick,P.C.
        5335 Wisconsin Avenue, NW, Suite 400
        Washington, DC 20015
         Fax number (202) 362-2902